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  FORM 3            U.S. SECURITIES AND EXCHANGE COMMISSION
----------                  WASHINGTON, D.C. 20549

(Print or Type Responses)

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

           Eureka I, L. P.

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 (Last)                          (First)                                (Middle)

                         1 Belmont Plaza, Suite 401

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                                 (Street)

 Bala Cynwyd                   Pennsylvania                            19004
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 (City)                          (State)                               (Zip)

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2.  Date of Event Requiring Statement
    (Month/Day/Year)
                              June 26, 2002

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3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol

     Medical Technology Systems, Inc.
              (MDTY.OB)

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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ___ Director              X  10% Owner
                             ---
       ___ Office (give          ___ Other (specify
                   title                     below)
                   below)
                         __________________________

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing
               (check applicable line)
     X  Form Filed by One Reporting Person
    ---
    ___ Form Filed by More than One Reporting Person

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              Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)

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* If the form is filed by more than one reporting person, see instruction 4(b)
  (v).

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FORM 3 (continued)

               Table II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative     2. Date Exer-       3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)        cisable and         Underlying Derivative Security      or              Form of        direct Bene-
                               Expiration          (Instr. 4)                          Exercise        Derivative     ficial
                               Date                                                    Price           Securities:    Ownership
                               (Month/Day/                                             of              Direct (D)     (Instr. 5)
                               Year)                                                   Derivative      or Indirect
                                                                                       Security        (I) (Instr.
                                                                                                       5)
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                            Date      Expira-                           Amount or
                            Exer-     tion               Title          Number of
                            cisable   Date                              Shares
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
Series A Convertible
Participating Preferred
Stock                       Immed.    None       Common Stock           847,457     $2.36 (1)       D
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Warrants                    Immed.    6/26/2012  Common Stock           566,517     $0.01 (1)       D
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

Remainder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:

(1)   Subject to adjustment.

                 Eureka I, L.P.,
                 By: Eureka Management, L.P., its sole general partner
                     By: Berwind Capital Partners, LLC, its sole general partner


                     By: /s/ Christine C. Jones                    July 8, 2002
                         -----------------------------------      --------------
                               Christine C. Jones, President           Date

      ** Intentional misstatements or omissions of facts constitute Federal
         Criminal Violations.
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                 SEC 1472 (7-97)

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